[Heller Ehrman Letterhead]

May 9, 2006	Michael S. Kagnoff Michael.Kagnoff@hellerehrman.com Main (858) 450-8400
Via Edgarlink and Federal Express	Fax (858) 450-8499

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Mr. Michael Pressman

Re:
iVOW, Inc.
Tender Offer Statement on Schedule TO-I
File No. 005-52603
Filed April 21, 2006

Dear Mr. Pressman:

        Enclosed for filing on behalf of iVOW, Inc. (the "Company") is Amendment No. 1 to Tender Offer Statement on Schedule TO (the "Amendment") to the above-referenced Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on April 21, 2006 (the "Schedule TO"). Under separate cover, courtesy copies of the Amendment marked to show changes from the Schedule TO are also being sent.

        This Amendment reflects changes made in response to your letter dated May 3, 2006, regarding the Schedule TO (the "Staff Letter"). The comments contained in the Staff Letter are reproduced in bold and italics below, and the Company's response to each comment follows.

Offer to Purchase

1.
As currently represented, the offer could be open for less than the 20 full business days required by Rule 14e-1. Please amend your offer so that it will be open at least through midnight on the twentieth business day from commencement. In addition, we note your references to Monday, May 12, 2006 throughout the document. Please correct the apparent typographical error.

        We have amended the Offer to Exchange such that it will be open through Monday, June 12, 2006. If the Company's stockholders approve the Offer to Exchange on June 2, 2006, which is the currently scheduled date of the Company's 2006 Annual Meeting of Stockholders, the Company anticipates filing a Current Report on Form 8-K to report such approval on that day. The amended termination date for the Offer to Exchange was fixed as the tenth day following the date the Company expects to notify the warrant holders of the stockholders' approval of the Offer to Exchange through the filing of such Form 8-K. If the Company's stockholders do not approve the Offer to Exchange on June 2, 2006 or if the Company does not file a Form 8-K on June 2, 2006 to report such approval, the Company expects to extend the Offer to Exchange such that the it terminates 10 days from the date of filing of a Form 8-K that reports stockholder approval of the Offer to Exchange.

        There are no references to May 12, 2006 in the Amendment or the exhibits incorporated into the Amendment by reference.

2.
We note that the offer is conditioned upon a shareholder vote that is not currently scheduled to occur until after closing. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

        We have amended the Offer to Exchange such that it will not terminate until 5:00 p.m. (Pacific Daylight Time) on Monday, June 12, 2006, which is ten (10) days after the anticipated date of stockholder approval of the Offer to Exchange.

        Please note that we have also amended the Exchanged Warrants to extend their termination date to ten (10) days after the termination of the Offer to Exchange. Accordingly, if the Offer to Exchange terminates June 12, 2006, as currently scheduled, the Exchanged Warrants will terminate June 22, 2006.

        The Company acknowledges that:

  •
  it is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission;

  •
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  •
  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Michael S. Kagnoff
Michael S. Kagnoff

Enclosures

cc:    Richard M. Gomberg, iVOW, Inc.